Exhibit 99.5

Form 51-102F3
Material Change Report

1.           Name and Address of Company

      Titan Trading Analytics Inc.
      Unit 120, 4445 Calgary Trail
      Edmonton, Alberta, T6H 5R7

2.           Date of Material Change

      February 4, 2008

3.           News Release

      February 4, 2008 via Marketwire.

4.           Summary of Material Change

      Titan Trading Analytics Inc. ("Titan") announced Parker Seto’s appointment to Titan’s advisory board.

5.           Full Description of Material Change

      Titan Trading Analytics Inc. ("Titan" or the “Company”) announced the appointment of Parker Seto to Titan’s advisory board.

      Mr. Seto’s primary responsibility will be overseeing Titan’s expansion into Asian markets. Parker has 23 years of experience in the brokerage industry and holds Series 7, 24, 4, and 63 licenses. Mr. Seto has held a number of   roles in the industry, including Chief Compliance Office (CCO) for Carlin Financial Group and Heng Fung Equities, Inc.

      Parker is well-versed in International Business and is bi-lingual, speaking both English and Cantonese fluently. Parker will be directly responsible for business development in Asian markets, specifically Hong Kong and Shanghai. Titan plans to market to Asian brokers who wish to provide electronic trading platforms and Direct Market Access (DMA) tools to their client base.

6.           Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

      N/A

7.           Omitted Information

      N/A

8.           Executive Officer

      Ken W. Powell, President & CEO
      Telephone:  780-438-1239

9.           Date of Report

      February 5, 2008